Exhibit 12.1

Computation of Earnings to Fixed Charges

		Year ended December 31			(Unaudited) Six months ended June 30		Pro Forma year ended December 31,	Pro Forma Six months ended June 30,
		2000	2001	2002	2002	2003	2002	2003
Earnings
Pre-tax income		4,229	2,830	10,642	5,470	6,960	949	2,083

Fixed charges		9,533	8,869	7,354	3,666	3,055	13,166	6,318

Interest amortization		728	728	728	364	364	653	355
Interest amortizatoin		0	3	40	20	20	40	20

Less:
Interest capitalized		0	(317)	0	0	0	0	0
Total earnings		14,490	12,112	18,764	9,520	10,349	14,808	8,776

Fixed Charges
Interest expense		9,106	7,935	6,390	3,213	2,506	12,201	5,819
Interest capitalized		0	317	0	0	0

Rental interest:
Buildings	20%	102	103	124	63	64	124	64
Equipment	20%	325	513	841	390	435	841	435
		427	616	965	453	499	965	499
Total fixed charges		9,533	8,869	7,354	3,666	3,005	13,166	6,318

Ratio		1.52	1.37	2.55	2.60	3.44	1.12	1.39